PARTNERS CHRISTOPHER W. BETTS GEOFFREY CHAN * ANDREW L. FOSTER * BRADLEY A. KLEIN ˜ CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ JONATHAN B. STONE *	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
˜ (ALSO ADMITTED IN ILLINOIS)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	April 29, 2019	TOKYO
TORONTO

Confidential

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                             9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on the Amendment No. 3 to Draft Registration Statement on Form F-1 Confidentially Submitted on March 6, 2019

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 18, 2019.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 6, 2019 and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated March 18, 2019

Prospectus Summary, page 1

1.                                      We note your response to comment 1. Please revise your Prospectus Summary to disclose in sum and substance that facilitating consumer loan products accounted for 90% of your net revenues and that offering wealth management products accounted for less than 10% of your net revenues, for all periods presented. This material information appears necessary to provide investors with sufficient context for the relative importance of each to your business and financial operations. Refer to Instruction to [Item] 503(a) of Regulation S-K for guidance. Furthermore, we note your revised disclosure that you are the “largest online wealth management platform in terms of transaction volume in 2018.” Please revise to confirm that this is based on your relative market share based on wealth management product transactions only, rather than the transaction volume of your entire platform. If not, please revise consistent with the foregoing and make corresponding revision on page 6.

The Company refers the Staff to page 12 of the Revised Draft Registration Statement for definition of “Online Lending Information Intermediary Services” the scope of which includes (x) revolving and non-revolving loan products the Company offers to borrowers and (y) fixed income products the Company offers to investors. In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 111 of the Revised Draft Registration Statement to disclose the percentages of revenues generated from (x) revolving and non-revolving loan products charged to borrowers and (y) fixed income products charged to investors in terms of total net revenues for all the periods presented.

The Company respectfully advises the Staff that among the independent marketplace lending platforms in China, it is the largest online wealth management platform in terms of fixed income investment volume in 2018, and it’s market share in the online wealth management market was approximately 7.9% to 8.5% in terms of the estimated fixed income investment volume in 2018. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 11, 12, 110, 152, 153, 156 and 159 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 11

2.                                      We note your response to comment 4 in our letter dated February 14, 2019. Please disclose the following related to the loans transferred to non-performing loan companies:

•                              Quantify the total loans transferred to non-performing loan companies in the periods presented;

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement.

•                              Quantify the loans transferred to non-performing loan companies in each of the delinquent loan categories (15-30 days, 31-60 days, 61-90 days, 91-180 days) at the time of transfer in the periods presented; and

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

•                              Quantify the delinquency rates in each of the delinquent loan categories (15-30 days, 31-60 days, 61-90 days, 91-180 days) if the delinquent loans transferred to nonperforming loans companies were included in the delinquent loan categories in the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

Non-GAAP Financial Measure, page 19

3.                                      We note your response to comment 5 in our letter dated February 14, 2019. Since you appear to be netting the tax effect of share-based compensation expenses within the “Effect of different tax rates of subsidiaries operating in other jurisdictions” line item, please revise your next amendment to disclose the tax effect of the share-based compensation expenses gross in your income tax disclosures on page F-41 and F-101 and in your Non-GAAP disclosures on page 19. Please refer to ASC 740-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-47 to disclose the tax effect of the share-based compensation expenses separately in the income tax rate reconciliation disclosure of the Revised Draft Registration Statement.

The Company further respectfully advise the Staff that there is not tax effect related to the share-based compensation adjustments because share-based compensation awards were granted by 9F Inc. which is not subject to income tax. To avoid confusion, the Company revised the footnote in connection with the non-GAAP disclosure on pages 20, 109 and 123 of the Revised Draft Registration Statement by removing the sentence discussing the share based compensation related to PRC employees.

Risk Factors, page 21

4.                                      We note your disclosure in Risk Factors, starting on page 23, that in February 2017, you received a 2017 Rectification Notice from the Beijing Rectification Office, which deemed that Jiufu Puhui’s business operations were not in full compliance with applicable laws and regulations. Please revise your next amendment to disclose in greater detail how you are not in compliance with applicable laws and regulations related to: (a) lack of certain internal control rules, (b) failure to provide adequate information disclosure, and (c) the balance of loans borrowed by the same individual exceeding statutory borrowing limit. Please also discuss the specific measures you have implemented in response to the noncompliance and the specific measures that you still need to implement to be in compliance with applicable laws and regulations, including whether or not you anticipate any material impact to your financial statements resulting from this notice and/or current and future implemented measures to become compliant.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 23, 24, 25 and 111 of the Revised Draft Registration Statement.

Business

Sales and Marketing, page 182

5.                                      We note your response to comment 8 in our letter dated February 14, 2019. We further note that 82% and 98% of your total revenues in connection with online sales of third party merchandise fall under the Second Arrangement where the Merchant Partners are not directly connected to One Card Mall. Please tell us if there were any instances in the periods presented where you listed merchandise for sale on your online platform at a price different from the price proposed by the Merchant Partners without first coming to an agreement on a negotiated price. If so, please tell us the revenues recognized on these sales in the periods presented.

The Company respectfully advises the Staff that under the Second Arrangement, as defined in the response letter confidentially submitted to the Staff on February 4, 2019, the prices for all the merchandise listed on the One Card Mall were agreed by the Merchant Partners, thus the Company has not encountered any situation where the listed merchandise for sale on the One Card Mall was at a price different from the price proposed by the Merchant Partners without first coming to an arrangement on a negotiated price.

Transactions with Certain Directors and Senior Management and Entities Controlled by our Directors and Senior Management, page 229

6.                                      We note you response to the third bullet of comment 3. Please revise to disclose Mr. Sun’s relationship with and interest in Zhuhai Hengqin Flash Cloud Payment Information Technology Limited and delete “third-party” from your description of the payment services provided by this related party. Please make corresponding revisions with respect to Huoerguosi Flash Cloud Payment Information Technology Limited in the following paragraph.

In response to the Staff’s comment, the Company has revised the disclosure on pages 228, 229, F-43 and F- 44 of the Revised Draft Registration Statement.

Consolidated Financial Statements For the Years Ended December 31, 2016 and 2017

Notes to Consolidated Financial Statements

Note 21. Restatements, page F-56

7.                                      We note your response to comment 12 in our letter dated February 14, 2019. Please revise your next amendment to disclose the following:

•                              How you discovered the three errors that relate to revenue recognition and the recording of sales and marketing expenses; and

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of the Revised Draft Registration Statement.

•                              What specific steps you have taken to address the internal control significant deficiencies and material weaknesses related to the application of ASC 606. Please be detailed and thorough in your description.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

*             *             *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Ting Zhou, Co-CFO, 9F Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP